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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                -----------------


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of April, 2004

                                -----------------


                       THE BANK OF TOKYO-MITSUBISHI, LTD.
                 (Translation of registrant's name into English)

           7-1, Marunouchi 2-chome, Chiyoda-ku, Tokyo 100-8388, Japan
                    (Address of principal executive offices)


                                -----------------


             [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                         Form 20-F   X   Form 40-F
                                   -----           -----



  [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
           Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.]

                               Yes       No   X
                                   -----    -----

   This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 28, 2004

                                       THE BANK OF TOKYO-MITSUBISHI, LTD.



                                   By: /s/  Junichirou Otsuda
                                       --------------------------------------
                                       Junichirou Otsuda
                                       Chief Manager
                                       General Affairs Office

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      Changes in Corporate Directors of The Bank of Tokyo-Mitsubishi, Ltd.

Tokyo, April 28, 2004...The Bank of Tokyo-Mitsubishi, Ltd., a subsidiary of Mitsubishi Tokyo Financial Group, Inc., announced today its intention to make the following changes to the titles of the following Directors as follows:

----------------------------- ----------------------------------- ---------------------------------
            Name                       Current Position                As from June 28, 2004
----------------------------- ----------------------------------- ---------------------------------
Shigemitsu Miki               President                           Chairman
                              (Representative Director)           (Representative Director)
----------------------------- ----------------------------------- ---------------------------------
Nobuo Kuroyanagi              Deputy President                    President
                              (Representative Director)           (Representative Director)
----------------------------- ----------------------------------- ---------------------------------

These changes will be officially decided at a meeting of the Board of Directors scheduled for June 28, 2004.